Exhibit (b)(1)
[On Letterhead of HSH Nordbank AG]
Mr. Greg Romaniuk
Director, Finance
Teekay Shipping Corporation
Suite 2000, Bentall 5 550
Burrard Street Vancouver, B.C.
V6C 2K2
10th April, 2007
Via: email
Teekay Shipping Corporation.
FIRM OFFER for a credit facility of up to USD 1,400,000,000 in order to finance the possible acquisition of OMI Corporation (“Credit Facility”).
Dear Sirs:
Based on the agreed terms and conditions according to the Indicative Offer Letter as of 22 March 2007 and as amended herein, we are pleased to confirm that our board of directors has approved, subject to satisfactory documentation, the financing of the aforementioned Credit Facility. Attached please find our Firm Offer. We kindly ask you to confirm your agreement to the terms and conditions as set out in the Firm Offer until April 15th by countersigning and returning same to us by fax and by courier.

Preamble	Teekay is attempting to purchase OMI. In connection with this bid Teekay may establish a bidding vehicle (“Bidco”) which may be the acquiring entity in partnership with Torm. Bidco shall be funded directly through the mechanism of shareholder loans or capital contributions from its shareholders.

Borrower	Teekay Shipping Corporation (“Teekay”), a company incorporated in the Republic of the Marshall Islands, or a wholly-owned subsidiary thereof.

Lender	HSH Nordbank AG (“HSH”)

Credit Facility	Term Loan.

Facility Amount	US$1,400,000,000 (if Bidco mechanism is used as acquiring entity, the Facility Amount shall be reduced pro-rata to match Teekay’s shareholding in Bidco).
Use of Proceeds	The Credit Facility shall be solely used, directly, or through the mechanism of shareholder loans or capital contributions to Bidco, for the ultimate purpose of the acquisition of shares in OMI Corporation

(“OMI”)
Closing Date	Signing of the Credit Facility Documentation however no later than 31* August 2007.

Maturity Date	The Credit Facility shall be repaid to zero 364 days from the Closing Date.

Availability Period	The Credit Facility shall be available (subject to a notice period of two business days) up to the Closing Date. Should no purchase of OMI shares occur during this period, the Credit Facility shall cease to be available.

Drawdown	The Credit Facility shall be available for drawing as per Schedule 1 herein.

Voluntary	The Facility Amount may be reduced or prepaid in whole or in part

Prepayments	subject to the following:
i)	The Lender shall receive from the Borrower not less than three business days prior notice of such reduction or prepayment, which is to be irrevocable;

ii)	The amount of such reduction or prepayment is to be not less than US$10,000,000 and the integral multiples of US$1,000,000 thereafter; and

iii)	Each reduction or prepayment shall be made together with accrued interest and/or Commitment Fee, as appropriate, on the amount reduced or prepaid and if made on a date other than an interest payment date any interest breakage costs, where applicable will be for the account of the Borrower. Amounts prepaid or reduced cannot be re-borrowed.

Mandatory	Any dividends from OMI or Bidco shall be considered as a Mandatory

Prepayments	Prepayment and the Facility Amount shall be reduced by the amount of such dividend.

Provided such dividends do not in aggregate amount to USD 50 million during the tenor of the Credit Facility, such dividends shall not be considered to be treated as Mandatory Prepayments.

Margin	0.50% p.a.

Interest Rate	US$LIBOR plus the Margin per annum.

Interest Period	1, 2, or 3 or 6 months at the Borrower’s option. Interest shall be payable on the last day of an interest period however, in the case of interest periods longer than three months, interest shall be payable at the end of every three month period.

Default Rate	With respect to any amounts not paid when due, whether by acceleration or otherwise, the applicable Interest Rate plus 2% per annum.

Commitment Fee	0.20% p.a.

Commitment Fee is calculated on the unused daily available portion of the Credit Facility and payable quarterly in arrears.
i)	The Commitment Fee shall not apply if the Credit Facility is not drawn within three months of the Closing Date; and

ii)	If the Credit Facility is drawn within three months of the Closing Date, the Commitment Fee shall apply thereafter, and shall further retrospectively apply for the entire period from the Closing Date to first drawdown.

Upfront Fee	0.1% of the Facility Amount, payable to the Lender upon signing of the Credit Facility Documentation.

Security	The Credit Facility shall have the following Security:
i)	Unconditional and irrevocable guarantee from Teekay (if the Borrower is a subsidiary of Teekay);

ii)	First priority pledge over all shareholder loans to Bidco; and

iii)	First priority negative pledge over all shares in Bidco owned by Teekay.
Notwithstanding (iii) above, Teekay shall attempt to procure support of Bidco’s shareholders to permit a negative pledge over Bidco’s shareholding in OMI. Such a negative pledge shall be:
(a)	pro rata to Teekay’s shareholding in Bidco; (b) provided on a best efforts basis;

(c)	will be further subject to whether such a negative pledge is possible within the current bid arrangements (including the support of any other shareholders in Bidco); (d) whether it is possible within the parameters of OMI financial covenants and obligations, and; (e) whether the aforementioned attempt is possible from a legal perspective to all parties hereof.
Should the Borrower not acquire OMI shares through Bidco but instead purchase OMI on a sole basis, the Borrower shall provide a pledge of any acquired shares. If, after taking legal advice that is not possible, a negative pledge over any shares purchased shall be provided.

Facility Documentation	The Credit Facility shall be governed by a facility agreement and security documentation to be prepared by Legal Counsel to the Lender.

Financial Covenant	The following financial covenants, which shall be tested quarterly, shall apply to Teekay (as per latest precedent credit facility documentation);
(i)	Teekay shall maintain Free Liquidity of not less than US$50,000,000 at all times, and;

(ii)	Teekay shall maintain Free Liquidity plus undrawn committed credit lines of not less than %5 of Total Debt.

Refinancing	During the course of the Credit Facility, should any of the assets of OMI be refinanced, or sold or transferred from OMI and placed within other companies within the Borrower’s control (including in its capacity as a General Partner), the Lender shall have the right at its sole discretion to participate in such a financing and co-underwrite a minimum of 1/3 to a maximum of 1/2 (or up to 100% at Lender’s and Borrower’s mutual discretion) of the value of any such financing.
In all such situations,
(i)	the Lender shall be provided with a role of no less than “Mandated Lead Arranger” (and no other party shall have a higher title) and shall be listed in all communications in alphanumeric order no less prominently than all other Mandated Lead Arrangers;

(ii)	the Lender shall not require a specific role as Administrative Agent or Syndication Agent, however they shall receive equal fees and equal economics on a pro rata basis with other Mandated Lead Arrangers. This shall exclude specific fees payable for the performance of the role of Administrative Agent, such fees to conform with precedent facilities for the Borrower. For the avoidance of doubt, the definition of ‘equal economics’ shall not exclude any specific fees payable for syndication agency / bookrunning; and

(iii)	provided such financing includes the Lender as a Mandated Lead Arranger, the Lender shall undertake to hold debt in such a facility equivalent to the highest level of the other Mandated Lead Arrangers.

Conditions Precedent	Those conditions precedent substantially similar to those set forth in precedent documentation for the Borrower, including but not limited to:
(i)	receipt of satisfactory organizational documents and resolutions;

(ii)	receipt of satisfactory legal opinions;

(iii)	receipt of drawdown notice by the Lender;

(iv)	all representations being true and correct;

(v)	no Event of Default at the Closing Date;

(vi)	absence of defaults and prepayment events or creation of liens under debt instruments or other agreements as of date of drawdown as a result of the transaction contemplated hereby; and

(vii)	receipt of duly executed documentation.

Representations and Warranties	Those representations and warranties substantially similar to those set forth in precedent documentation for the Borrower, including but not limited to: (i) due incorporation, organization and qualification; (ii) corporate power; (iii) authority and enforceability; (iv) compliance with contracts and organizational documents; (v) corporate structure; and (vi) ownership of properties.

Affirmative Covenants	Those affirmative covenants substantially similar to those set forth in precedent documentation for Teekay, including but not limited to:
(i)	delivery of quarterly unaudited and annual audited financial statements and compliance certificates;

(ii)	maintenance of corporate existence and properties;

(iii)	maintenance of NYSE listing;

(iv)	environmental compliance;

(v)	notification of default;

(vi)	compliance with laws;

(vii)	maintenance of books and records; and

(viii)	performance of obligations

Negative Covenants	Those negative covenants substantially similar to those set forth in the precedent documentation for the Borrower, including but not limited to:
(i)	no change of business; and

(ii)	change of ownership

Events of Default	Those events of default substantially similar to those set forth in precedent documentation for the Borrower including but not limited to:
(i)	payment default;

(ii)	violation of covenants;

(iii)	incorrectness of representations and warranties;

(iv)	cross default to other indebtedness;

(v)	bankruptcy, insolvency etc.; and

(vi)	change of control.

Assignments and Participations	The Lender may assign all or a portion of its commitments under the Credit Facility, or sell participations therein, to another person or persons, provided that (i) each such assignment shall be in a minimum amount of US$5,000,000 and shall be subject to certain conditions (including, without limitation, the approval of Lender and the Borrower, which approval shall not be unreasonably withheld) and (ii) no purchaser of a participation shall have the right to exercise or to cause the selling Lender to exercise voting rights in respect of the Credit Facility (except as certain customary issues).

Notwithstanding the above, it shall not be the Lender’s intention to syndicate the Credit Facility.

Lenders’ Counsel	Stephenson Harwood

Governing Law	English Law except collateral documentation that the Lender determines should be governed by local or maritime law.

Schedule 1

Ownership in OMI by
the Borrower (or
Bidco)*	Availability
10%	USD 140,000,000
15%	USD 210,000,000
20%	USD 280,000,000
250%	USD 240,000,000
30%	USD 420,000,000
35%	USD 490,000,000
40%	USD 560,000,000
45%	USD 630,000,000
50%	USD 700,000,000
55%	USD 770,000,000
60%	USD 840,000,000
65%	USD 910,000,000
70%	USD 980,000,000
75%	USD 1,050,000,000
80%	USD 1,120,000,000
85%	USD 1,190,000,000
90%	USD 1,260,000,000
95%	USD 1,330,000,000
100%	USD 1,400,000,000
If Bidco is owned in partnership with another company, then the loan advance shall be pro rata.

Please confirm your acceptance of this Firm Offer by signing and returning this letter to us until
April 15, 2007.
Yours sincerely
HSH Nordbank AG

/s/ Stefan Noll	/s/ Thorsten Lundius

Stefan Noll	Thorsten Lundius

Agreed and accepted on behalf of the Borrower:

/s/ Greg Romaniuk
Teekay Shipping Corporation